GOLDMAN SACHS TRUST (the “Trust”)

Goldman Sachs Domestic Equity Funds

Class A, Class B, Class C, Service and Institutional Shares of

Goldman Sachs Mid Cap Value Fund
Goldman Sachs Small Cap Value Fund

Supplement dated January 9, 2007 to the

Prospectuses dated December 29, 2006

Effective January 9, 2007, the second bullet below the fourth paragraph under “What Else Should I Know About Share Purchases?” in the section of the Prospectuses titled “Shareholder Guide” is deleted and replaced with the following:

■	Certain employee benefit plans and certain financial institutions providing services to employee benefit plans, namely: (i) Qualified Defined Contribution and Benefit Plans (as defined below) making an initial investment of $10 million or less (in the case of the Mid Cap Value Fund) or $75 million or less (in the case of the Small Cap Value Fund) through financial institutions that, as of the closing date of the respective Closed Fund, had a contractual agreement with Goldman, Sachs & Co. to offer shares of or provide services to the respective Closed Fund; and (ii) certain financial institutions in connection with hedging services provided in support of non-qualified deferred compensation plans offering the Goldman Sachs Funds. Certain of the plans and institutions described in (i) and (ii) above may make an initial investment in excess of $10 million (in the case of the Mid Cap Value Fund) or $75 million (in the case of the Small Cap Value Fund) if the initial investment was expected to be less than such amounts at the time Goldman Sachs received a preliminary written commitment to invest in the Closed Fund. Certain Qualified Defined Contribution and Benefit Plans include 401(k) plans, profit sharing plans and money purchase pension plans, 403(b) plans, and 457 plans;

RETPLSTCK 1-07

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